SCHEDULE 13D (Amendment No. 4)

Name of Issuer:  Charter Medical Corporation

Title of Class of Securities:  Common Stock, $.25 par value

CUSIP Number:  16124110

Name, Address and Telephone Number of Personal Authorized to Receive Notices and Communications:

William A. Fickling, Jr.
577 Mulberry Street
Suite 1075
Macon, Georgia  31201
(912) 742-6601

Ronald O. Mueller, Esq.
Gibson, Dunn & Crutcher
1050 Connecticut Avenue, N.W.
Suite 900
Washington, D.C.  20036
(202) 955-8671

Date of Event which Requires Filing of this Statement:
Not Applicable

Check the following box if a fee is paid with the statement:  Not
Applicable



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1.   NAME OF REPORTING PERSON:  William A. Fickling, Jr.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  Not Applicable

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:  Not Applicable

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): Not Applicable

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  United States

7.   SOLE VOTING POWER:  1,081,026

8.   SHARED VOTING POWER:  0

9.   SOLE DISPOSITIVE POWER:  1,099,551

10.  SHARED DISPOSITIVE POWER:  0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     1,099,551

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES:  Not Applicable

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.11%

14.  TYPE OF REPORTING PERSON:  IN


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This Amendment Number 4 is filed by William A. Fickling, Jr. (the
"Reporting Person") with respect to the Schedule 13D filed on August 13, 1993 (the "Schedule") by the Reporting Person relating to the shares of the common stock, $0.25 par value (the "Common Stock"), of Charter Medical Corporation, a Delaware corporation (the "Company"). The Schedule was filed to report among other things that the Reporting Person was deemed to have acquired beneficial ownership of a number of shares of the Common Stock when employee stock options under the Company's 1992 Stock Option Plan became exercisable. Amendment Number 1 to the Schedule was filed on December 6, 1993 to report among other things the partial exercise of the employee stock options, and the disposition of a number of the shares received from such option exercise. Amendment Number 2 to the Schedule was filed on January 6, 1994 to report among other things the additional exercise of the employee stock options, and the disposition of a number of the shares. Amendment Number 3 to the Schedule was filed on March 7, 1994 to report among other things the additional disposition of a number of the shares of the Common Stock by the Reporting Person. This Amendment Number 4 to the Schedule is filed to report the disposition of a number of the shares of the Common Stock by the Reporting Person, and the cessation by the Reporting Person of beneficial ownership of more than five percent of the shares of Common Stock. Because the Reporting Person has ceased to be a greater than five percent shareholder, no further amendments to the Schedule are expected to be filed. The Schedule is hereby amended with respect to the Reporting Person as follows:

ITEM 4.        PURPOSE OF TRANSACTION

On December 3, 1993, the Reporting Person exercised employee stock options granted under the Company's 1992 Stock Option Plan convertible into 326,000 shares of the Common Stock at the exercise price of $0.25 per share. The Company withheld 87,221 shares of the Common Stock issuable upon such option exercise at an effective price of $24.50 per share as payment of the total exercise price of the acquired Common Stock, and in satisfaction of substantially the full amount of State and Federal income taxes required to be withheld as a result of such option exercise. This transaction resulted in the actual issuance to the Reporting Person of 238,779 shares of Common Stock. During the month of December 1993, the Reporting Person sold the 238,779 shares in open market transactions.

On December 29, 1993, the Reporting Person exercised additional employee stock options granted under the Company's 1992 Stock Option Plan convertible into 1,894,336 shares of the Common Stock at the exercise price of $0.25 per share. The Company withheld 487,589 shares of the Common Stock issuable upon such option exercise at an effective price of $24.9375 per share in satisfaction of substantially the full amount of State and Federal income taxes required to be withheld as a result of such option exercise. This transaction resulted in the actual issuance to the Reporting Person of 1,406,747 shares of Common Stock. On January 7, 1994 and thereafter from time to time during the period beginning January 21, 1994 and ending February 9, 1994, and the period beginning February 23, 1994 through March 4, 1994, the Reporting Person sold in the aggregate 506,747 shares of Common Stock in open market transactions.

From time to time during the period beginning March 8, 1994 and ending March 15, 1994, and the period beginning May 3, 1994 through the date hereof, the Reporting Person sold in the aggregate 252,500 shares of Common Stock in open market transactions.

The Reporting Person intends to evaluate the extent of his holdings of Common Stock from time to time as may be appropriate in light of the Company's business affairs and financial position, conditions in the securities markets, and the Reporting Person's personal financial position, and as a result of such reviews may from time to time dispose of beneficial ownership of shares of Common Stock in open market or negotiated transactions.

The Reporting Person resigned from service on the Company's Board of Directors effective as of December 1, 1993.

Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Exchange Act
Schedule 13D.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER

(a) Following the transactions reported in Item 4 and in paragraph (c) of this Item 5, the Reporting Person is the beneficial owner of 1,099,551 shares of Common Stock, constituting 4.11% of the shares of Common Stock treated as outstanding under Exchange Act Rule 13d-3(d)(1) as of April 29, 1994.

(b) The Reporting Person has sole voting and investment power with respect to 1,081,026 shares of Common Stock. Other than as reported in the foregoing sentence, the Reporting Person disclaims beneficial ownership of 56,934 of such shares, which are held in trusts. The Reporting Person has sole investment power with respect to 18,525 shares of Common Stock which he has the right to acquire within sixty days, but has no voting power with respect to such shares until the right to acquire such shares is exercised.

The Reporting Person may be deemed to have or share beneficial ownership over 20,076 shares of Common Stock beneficially owned by the Reporting Person's spouse, but the Reporting Person hereby disclaims beneficial ownership of such shares.

(c) Through brokerage transactions effected on the American Stock Exchange, the Reporting Person sold in the aggregate 252,500 shares of Common Stock over which he held both voting and investment control. The sales were effected as follows:

       Date          Number of Shares         Price
March 8, 1994             20,000             $26.549
March 9, 1994             13,000              26.692
March 10, 1994             8,200              26.500
March 14, 1994            12,700              26.125
March 15, 1994            58,600              26.314
May 3, 1994               10,000              25.500
May 3, 1994                5,000              25.250
May 4, 1994               10,000              26.000
May 4, 1994               10,000              25.500
May 19, 1994              10,000              24.500
May 20, 1994              10,000              24.500
May 20, 1994               2,100              25.000
May 23, 1994              10,000              24.500
May 24, 1994              10,000              24.750
May 24, 1994               7,900              25.000
May 25, 1994              20,000              25.500
June 6, 1994              25,000              24.399
June 6, 1994              10,000              24.381


(d) All of the 252,500 shares of Common Stock sold by the Reporting Person were subject to pledge agreements securing certain indebtedness of the Reporting Person with certain of the Reporting Person's creditors.

Of the 252,500 shares of Common Stock sold, 112,500 shares of the Common Stock were subject to a certain pledge agreement with Trust Company Bank of Middle Georgia, N.A. In addition, 894,613 issued and outstanding shares of the Common Stock beneficially owned by the Reporting Person continue to be subject to such pledge agreement. Pursuant to such pledge agreement, Trust Company Bank of Middle Georgia, N.A., as agent for such creditors, will distribute any dividends on and the net proceeds from any sale of such shares, after the payment of certain taxes, to each such creditor pro-rata on the basis of the amount of the Reporting Person's then outstanding indebtedness to such creditor relevant to that of all such creditors. An additional 13,894 shares of Common Stock beneficially owned by the Reporting Person that are issuable upon the exercise of certain options are also subject to the arrangement with Trust Company Bank of Middle Georgia, N.A.

In addition, 128,389 shares of issued and outstanding Common Stock beneficially owned by the Reporting Person continue to be subject to another pledge agreement securing certain indebtedness of the Reporting Person, under which the pledgee has the right to receive any dividends on and the net proceeds from any sale of such shares.

(e) On March 8, 1994, the Reporting Person ceased to be the beneficial owner of more than five percent of the shares of Common Stock treated as outstanding under Exchange Act Rule 13d-3(d)(1) as of December 31, 1993.

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                                SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.



Dated: June 9, 1994           /s/WILLIAM A. FICKLING, JR.
                              WILLIAM A. FICKLING, JR.